                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*


                                 SRS Labs, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   78464M 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)
         [ ]  Rule 13d-1(c)
         [X]  Rule 13d-1(d)

---------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                          -----------------
CUSIP No. 78464M 10 6             SCHEDULE 13G                 Page 2 of 6 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------

1  NAMES OF REPORTING PERSONS OR
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Stephen V. Sedmak
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.A.
--------------------------------------------------------------------------------
                                         5  SOLE VOTING POWER

                                            1,016,998
                                         ---------------------------------------
            NUMBER                       6  SHARED VOTING POWER
          OF SHARES
         BENEFICIALLY                       38,000
            OWNED                        ---------------------------------------
           BY EACH                       7  SOLE DISPOSITIVE POWER
          REPORTING
            PERSON                          1,016,998
             WITH                        ---------------------------------------
                                         8  SHARED DISPOSITIVE POWER

                                            38,000
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,054,998
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)

    [ ]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    8.2%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN
--------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP No. 78464M 10 6            SCHEDULE 13G                  Page 3 of 6 Pages
---------------------                                          -----------------

ITEM 1(a).  NAME OF ISSUER:

            SRS Labs, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            2909 Daimler Street, Santa Ana, California 92705

ITEM 2(a).  NAMES OF PERSONS FILING:

            Stephen V. Sedmak

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            SRS Labs, Inc.
            2909 Daimler Street
            Santa Ana, California 92705

ITEM 2(c).  CITIZENSHIP:

            U.S.A.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock

ITEM 2(e).  CUSIP NUMBER:

            78464M 10 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (a) [ ] Broker or dealer registered under section 15 of the Act
                    (15 U.S.C.78o);

            (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c);

            (c) [ ] Insurance company as defined in section 3(a)(19) of the
                    Act (15 U.S.C. 78c);

            (d) [ ] Investment company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8);

            (e) [ ] An investment adviser in accordance with Section
                    240.13d-1(b)(1)(ii)(E);

            (f) [ ] An employee benefit plan or endowment fund in
                    accordance with Section 240.13d-1(b)(1)(ii)(F);

            (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

---------------------                                          -----------------
CUSIP No. 78464M 10 6             SCHEDULE 13G                 Page 4 of 6 Pages
---------------------                                          -----------------

                (h) [ ] A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813);

                (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                (j) [ ] Group, in accordance with Section
                        240.13d-1(b)(1)(ii)(J).

                If this statement is filed pursuant to Section 240.13d-1(c), check this box [ ].

ITEM 4. OWNERSHIP.

        (a)  AMOUNT BENEFICIALLY OWNED:                          1,054,998

        (b)  PERCENT OF CLASS:                                        8.2%

        (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

             (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:     1,016,998

             (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:      38,000

             (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE
                   DISPOSITION OF:                               1,016,998

             (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE
                   DISPOSITION OF:                                  38,000

        Stephen V. Sedmak's beneficial ownership of the shares set forth above is subject to applicable community property laws. The 1,054,998 shares beneficially owned by Mr. Sedmak include 360,597 shares issuable upon exercise of stock options that vest on or before March 1, 2001. The shares beneficially owned by Mr. Sedmak also include 38,000 shares held by his wife, Mary F. Sedmak, as custodian for their children, Jeffrey S. Sedmak (19,000 shares) and Sarah E. Sedmak (19,000 shares), who have the right to receive dividends from, and the proceeds from the sale of, such shares.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Inapplicable.

---------------------                                          -----------------
CUSIP No. 78464M 10 6             SCHEDULE 13G                 Page 5 of 6 Pages
---------------------                                          -----------------

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Inapplicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Inapplicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Inapplicable.

ITEM 10. CERTIFICATION.

         Inapplicable.

---------------------                                          -----------------
CUSIP No. 78464M 10 6             SCHEDULE 13G                 Page 6 of 6 Pages
---------------------                                          -----------------

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                         February 14, 2001
                                                   -----------------------------
                                                               Date

                                                   /s/ STEPHEN V. SEDMAK
                                                   -----------------------------
                                                   Stephen V. Sedmak